

Mail Stop 7010

May 16, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Dwaine Reese
Chief Executive Officer
Enerteck Corporation
10701 Corporate Drive, Suite 150
Stafford, TX 77477

> **Re:** **Enerteck Corporation**
> **Registration Statement on Form SB-2**
> **Filed April 28, 2006**
> **File No. 333-133651**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed April 13, 2006**
> **File No. 000-31981**
>
> **Form 10-QSB for the fiscal quarter ended March 31, 2006**
> **Filed May 12, 2006**
> **File No. 000-31981**

Dear Mr. Reese:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Cover Page of Registration Statement

1. We note that you state that your SIC code number is 5169. It appears from our records that your SIC code number is 2890. Please ensure that all future filings are filed under the correct SIC code number.

2. We note that certain of the registered shares are issuable upon the exercise of outstanding warrants. Please revise the fee table to indicate those shares that area issued and outstanding and those shares that are issuable under warrants.

Cover Page of Prospectus

3. We note the disclosure in the first paragraph. Please disclose that the registered shares include shares that are issuable upon exercise of outstanding warrants.

Notice About Forward Looking Statements, page 1

4. Please relocate this section to a more appropriate location in your prospectus, as your prospectus summary should immediately follow the table of contents.

5. We note the statement in the first sentence of the third paragraph. You are not permitted to incorporate by reference. Please revise to delete this statement.

Selling Stockholders, page 29

6. Please disclose and briefly describe the transaction or series of transactions in which each selling security holder received its registered shares, including the material terms of the warrants.

7. Please disclose the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

8. If a selling security holder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

    - if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

    - if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings,

> directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

9. Please clarify whether any selling security holder has had a material relationship with your company within the last three years. See Item 507 of Regulation S-B.

Legal Matters, page 31

10. Please provide the information required by paragraph 23 of Schedule A to the Securities Act.

Available Information, page 31

11. We note the disclosure in the first and second sentences of the third paragraph. Please be advised that the disclosure in your prospectus regarding the contents of any contract or other document must be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

12. We note the disclosure in the second paragraph. Please disclose the information required by the second sentence of Item 101(c)(2) of Regulation S-B.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

13. We note the $11,649,700 of non-cash compensation expense that you recognized in 2005. From your consolidated statements of stockholders' equity, we note that $8,153,900 of this charge related to common stock for services and $3,495,800 related to warrant expense.

    From your disclosure on page F-9, we note that $985,000 of the $8,153,900 charge for common stock for services related to the issuance of 1,000,000 of shares to your former President and acting Chief Financial Officer. Please provide us with details regarding the other issuances that resulted in the remaining $7,168,900 charge, including how you account for these other issuances and your basis in GAAP for this accounting.

    With respect to your $3,495,800 warrant expense, we note that $24,000 of this charge related to warrants granted to an employee, $690,000 of this charge related to warrants granted to Antheneum Capital LLC for past and future services, and $350,000 of this charge related to warrants granted to BATL Bioenergy LLC. Please tell us the following:

- Regarding the warrants issued to Antheneum Capital LLC, your basis for recognizing the entire $690,000 in 2005, given that the warrants relate to past and future services. In addition, please tell us your consideration of EITF 96-18 in accounting for these warrants.

- Details regarding the other issuances that resulted in the remaining $2,431,800 charge including how you account for these other issuances and your basis in GAAP for this accounting.

- Please amend your Form SB-2 to separately disclose the assumptions used in estimating fair value of all warrants issued, as well how you determined these assumptions.

Note 6 – Commitments and Contingencies, page F-11

14. We note that in October 2005, you entered into a letter of intent to acquire Ruby Cat. Please tell us your consideration of Rule 310(c) of Regulation S-B in determining whether the financial statements of Ruby Cat were required to be filed as a probable acquisition. As part of your response, please provide us with the calculations supporting your significance tests. If you determine that the financial statements of Ruby Cat are required to be filed, please also note the pro forma financial statement requirements in Rule 310(d) of Regulation S-B.

Item 27. Exhibits, page II-3

15. Please file Exhibit 5.1 as promptly as practicable. This exhibit is subject to our review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Signatures, page II-5

16. Your registration statement must be signed by each of your principal executive officer, principal financial officer, and principal accounting officer or controller. It does not appear that your principal accounting officer or controller has signed your registration statement. Please revise accordingly.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 8A. Controls and Procedures, page 21

17. We note your statement in the second sentence of the first paragraph that "such officers believe that the Company's disclosure controls and procedures are not effective in timely alerting them to material information required to be included in this report." We have the following comments:

- This section must include the conclusions of your CEO and CFO, not their "beliefs." Please revise accordingly. See Item 307 of Regulation S-B.

- Please explain in greater detail the reasons why your officers concluded that your disclosure controls and procedures were not effective. In this regard, we note the disclosure in the third sentence of the first paragraph regarding the material adjustments.

- This description appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were not effective.

    Please also comply with this comment, to the extent applicable, in the section entitled "Item 3. Controls and Procedures" on page 11 of your Form 10-QSB for the fiscal quarter ended March 31, 2006.

18. We note the disclosure in the last sentence of the first paragraph. Please discuss in greater detail the specific steps you have taken to remediate your disclosure controls and procedures.

Form 10-QSB for the fiscal quarter ended March 31, 2006

General

19. Please tell us and disclose, in future filings, the nature of the items included in Other income and the reason for the change since the prior year in your management's discussion and analysis.

20. Based on your disclosures in your Form 10-KSB, we assume that you adopted SFAS 123R in the first quarter ended March 31, 2006. Please tell us whether you have applied the modified prospective or modified retrospective approach described in paragraphs 74 – 78 of SFAS 123R. In addition, in future filings, please disclose the information required by paragraphs 64, 85, A240-A241 of SFAS 123R. As part of your response, please show us what these disclosures will look like.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nilima Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David M. Kaye, Esq.
        Danzig Kaye Cooper Fiore & Kay, LLP
        30A Vreeland Road, Suite 230
        Florham Park, NJ 07932